April 18, 2002

02028641

Company's File Number 82-4204
Ref: GPPYP/Rivas/US-Secur/002/IV/02
Page 1.

THE U.S. SECURITIES AND EXCHANGE COMMISION
OFFICE OF INTERNATIONAL CORPORATE FINANCE.
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549-1004 USA.

SUPPL

SEC MAIL PROCESSING RECEIVED APR 22 2002 WASH. D.C. 164 SECTION

In order to comply with our 12g3-(2) b, exemption, we are attaching a copy of one communications made public in Mexico.

PROCESSED MAY 01 2002 THOMSON FINANCIAL

Regards,

ING. GUILLERMO BARNETCHE DAVISON.
General Director

dlw 4/25

c.c. Edgar Piedra.- Latin America Client Services
The Bank of New York
101 Barclay Street, 22nd Floor-West
New York, N.Y. 10286 U.S.A

Blvd. Manuel Avila Camacho N° 40-802 y 9° Piso
Col. El Parque,
C.P. 53390 Naucalpan, Edo. de México.
Tel. Conmutador 5 328 95 00

STOCK EXCHANGE CODE: PYP — Quarter: 4 Year: 2001

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION — Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**112,661**	**100**	**123,683**	**100**
2	**CURRENT ASSETS**	**43,680**	**39**	**65,582**	**53**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,920	2	11,614	9
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	38,054	34	50,269	41
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	3,706	3	3,699	3
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**2,214**	**2**	**2,708**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,214	2	2,708	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**16,743**	**15**	**18,562**	**15**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	44,714	40	44,385	36
16	ACCUMULATED DEPRECIATION	27,971	25	25,823	21
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**50,024**	**44**	**36,831**	**30**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**48,522**	**100**	**27,358**	**100**
21	**CURRENT LIABILITIES**	**48,522**	**100**	**27,358**	**100**
22	SUPPLIERS	18,825	39	4,393	16
23	BANK LOANS	10,684	22	9,459	35
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	3,923	8	2,789	10
26	OTHER CURRENT LIABILITIES	15,090	31	10,717	39
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**64,139**	**100**	**96,325**	
34	**MINORITY INTEREST**	**(4,082)**	**(6)**	**(1,693)**	**(2)**
35	**MAJORITY INTEREST**	**68,221**	**106**	**98,018**	**102**
36	**CONTRIBUTED CAPITAL**	**244,450**	**381**	**227,464**	**236**
37	PAID-IN CAPITAL STOCK (NOMINAL)	61,383	96	61,869	64
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	165,567	258	165,595	172
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	17,500	27	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(176,229)**	**(275)**	**(129,446)**	**(134)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(72,682)	(113)	(66,542)	(69)
43	REPURCHASE FUND OF SHARES	18,904	29	18,596	19
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(75,056)	(117)	(75,360)	(78)
45	NET INCOME FOR THE YEAR	(47,395)	(74)	(6,140)	(6)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: PYP QUARTER: 4 YEAR: 2001
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,920**	**100**	**11,614**	**100**
46	CASH	345	18	2,149	19
47	SHORT-TERM INVESTMENTS	1,575	82	9,465	81
18	**DEFERRED ASSETS (NET)**	**50,024**	**100**	**36,831**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,086	2	554	2
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	48,938	98	34,655	94
51	OTHERS	0	0	1,622	4
21	**CURRENT LIABILITIES**	**48,522**	**100**	**27,358**	**100**
52	FOREING CURRENCY LIABILITIES	10,707	22	2,774	10
53	MEXICAN PESOS LIABILITIES	37,815	78	24,584	90
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**15,090**	**100**	**10,717**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	4,143	27	1,110	10
58	OTHER CURRENT LIABILITIES WITHOUT COST	10,947	73	9,607	90
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(75,056)**	**100**	**(75,360)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	(75,366)	(100)	(75,366)	(100)
71	INCOME FROM NON-MONETARY POSITION	310	0	6	0

18/04/2002 12:42

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(4,842)	38,224
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	24	24
75	EMPLOYERS (*)	111	130
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	8,082,304	8,148,404
78	REPURCHASED SHARES (*)	922,100	856,000

18/04/2002 12:42

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR**2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**83,460**	**100**	**114,269**	**100**
2	COST OF SALES	123,765	148	117,881	103
3	**GROSS INCOME**	**(40,305)**	**(48)**	**(3,612)**	**(3)**
4	OPERATING	19,505	23	18,917	17
5	**OPERATING INCOME**	**(59,810)**	**(72)**	**(22,529)**	**(20)**
6	TOTAL FINANCING	2,647	3	(12,033)	(11)
7	**INCOME AFTER FINANCING COST**	**(62,457)**	**(75)**	**(10,496)**	**(9)**
8	OTHER FINANCIAL OPERATIONS	(1,109)	(1)	183	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(61,348)**	**(74)**	**(10,679)**	**(9)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(11,420)	(14)	(2,675)	(2)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(49,928)**	**(60)**	**(8,004)**	**(7)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**(49,928)**	**(60)**	**(8,004)**	**(7)**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(49,928)**	**(60)**	**(8,004)**	**(7)**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(49,928)**	**(60)**	**(8,004)**	**(7)**
19	NET INCOME OF MINORITY INTEREST	(2,533)	(3)	(1,864)	(2)
20	**NET INCOME OF MAJORITY INTEREST**	**(47,395)**	**(57)**	**(6,140)**	**(5)**

18/04/2002 12:42

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**83,460**	**100**	**114,269**	**100**
21	DOMESTIC	83,209	100	106,982	94
22	FOREIGN	251	0	7,287	6
23	TRANSLATED INTO DOLLARS (***)	27	0	727	1
6	**TOTAL FINANCING COST**	**2,647**	**100**	**(12,033)**	**100**
24	INTEREST PAID	910	34	1,670	14
25	EXCHANGE LOSSES	3,046	115	6,570	55
26	INTEREST EARNED	274	10	4,942	41
27	EXCHANGE PROFITS	2,191	83	16,784	139
28	GAIN DUE TO MONETARY POSITION	1,156	44	1,453	12
8	**OTHER FINANCIAL OPERATIONS**	**(1,109)**	**100**	**183**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(1,109)	(100)	183	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(11,420)**	**100**	**(2,675)**	**100**
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	(11,420)	(100)	(2,675)	(100)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

18/04/2002 12:42

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** **YEAR2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	83,461	114,270
37	NET INCOME OF THE YEAR	(40,161)	(9,393)
38	NET SALES (**)	83,460	114,269
39	OPERATION INCOME (**)	(59,810)	(22,529)
40	NET INCOME OF MAYORITY INTEREST(**)	(47,395)	(6,140)
41	NET CONSOLIDATED INCOME (**)	(49,928)	(8,004)

18/04/2002 18/04/2002 12:42

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(49,928)**	**(8,004)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(9,272)	(10,516)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(59,200)**	**(18,520)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	30,868	(18,108)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(28,332)**	**(36,628)**
6	CASH FLOW FROM EXTERNAL FINANCING	1,224	(2,333)
7	CASH FLOW FROM INTERNAL FINANCING	16,986	71
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**18,210**	**(2,262)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**428**	**(12,081)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(9,694)	(50,971)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	11,614	62,585
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,920	11,614

18/04/2002 12:42

STOCK EXCHANGE CODE:PYP | QUARTER: 4 | YEAR: 2001

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION | **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	**(9,272)**	**(10,516)**
13	DEPRECIATION AND AMORTIZATION FOR THE	2,148	3,099
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(11,420)	(13,615)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**30,868**	**(18,108)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	12,709	(27,171)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(1,608)	242
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	16,815	735
22	+ (-) INCREASE (DECREASE) IN OTHER	2,952	8,086
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,224**	**(2,333)**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	1,224	(2,333)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**16,986**	**71**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(514)	71
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	17,500	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**428**	**(12,081)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	305	(8,526)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(329)	(2,777)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	452	(778)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** **2001**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(59.82)	%	(7.00)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(69.47)	%	(6.26)	%
3	NET INCOME TO TOTAL ASSETS (**)	(44.32)	%	(6.47)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	2.32	%	18.15	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.74	times	0.92	times
7	NET SALES TO FIXED ASSETS (**)	4.98	times	6.16	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	143	days	138	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.14	%	15.80	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	43.07	%	22.12	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.76	times	0.28	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	22.07	%	10.14	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	(65.73)	times	(13.49)	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.72	times	4.18	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.90	times	2.40	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.90	times	2.40	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.90	times	2.40	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.96	%	42.45	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(70.93)	%	(16.21)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	36.99	%	(15.85)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(31.13)	times	(21.93)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	6.72	%	103.14	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	93.28	%	(3.14)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(76.87)	%	22.99	

18/04/2002 12:42

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (5.86)	$ (0.98)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 0.00
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 8.44	$ 12.03
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	(0.23) times	0.36 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(0.23) times	(0.23) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

18/04/2002 12:42

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 PYPSA HOLDING, INC.	INVERTIR EN EL CAPITAL DE	1,000	100.00	0	(185)
3 PYPSA U S HOLDING, INC	INVERTIR EN EL CAPITAL DE	100	100.00	0	(16,424)
4 INTERNACIONAL DE EQUIPO DE CONSTRUCCION SA DE CV	ARRENDAMIENTO DE EQUIPO DE CONSTRUCCION	1,307	99.62	0	1,299
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**(15,310)**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					(15,310)

NOTES

18/04/2002 12:43

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD PYP QUARTER: 4 YEAR: 2001

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	1,742	953	789	465	(38)	1,292
OFFICE EQUIPMENT	3,242	1,971	1,271	6,888	3,032	5,127
COMPUTER EQUIPMENT	8,249	7,306	943	9,647	6,387	4,203
OTHER	3,562	2,004	1,558	10,919	6,356	6,121
DEPRECIABLES TOTAL	16,795	12,234	4,561	27,919	15,737	16,743
NOT DEPRECIATION ASSETS						
GROUNDS	0	0	0	0	0	0
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	0	0	0	0	0	0
TOTAL	16,795	12,234	4,561	27,919	15,737	16,743

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

JUDGED INFORMATION

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANCO INTERACCIONES SA DE CV	17/10/2001	12.50	648	0	0	0	0	0	0	0	0	0	0	0	0	0
COMPACTOS ORIENTALES SA DE C	26/09/2001	13.50	5.036	0	0	0	0	0	0	0	0	0	0	0	0	0
BARNETCHE GONZALEZ ALFONSO	20/12/2001	0.00	5.000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**10,684**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

JUDGED INFORMATION

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
ADVANCE PRODUCS & SYSTEMS	31/12/2001		0	0	0	0	0	0	0	0	0	9	0	0	0	0
BRAVO MOTORS CARRIER DE MEX	31/12/2001		0	0	0	0	0	0	0	0	0	-7	0	0	0	0
DANIEL MEASUREMENT AND CONTR	31/12/2001		0	0	0	0	0	0	0	0	0	32	0	0	0	0
ERNST & YOUNG PTY	31/12/2001		0	0	0	0	0	0	0	0	0	35	0	0	0	0
ELECTRICA SAN MIGUEL	31/12/2001		0	0	0	0	0	0	0	0	0	-22	0	0	0	0
GUZMAN RAMOS RICARDO	31/12/2001		0	0	0	0	0	0	0	0	0	25	0	0	0	0
GEO MARINE INC	31/12/2001		0	0	0	0	0	0	0	0	0	122	0	0	0	0
ICASA INGENIERIA SA DE CV	31/12/2001		0	0	0	0	0	0	0	0	0	135	0	0	0	0
LLOYD'S REGISTER QUALITY	31/12/2001		0	0	0	0	0	0	0	0	0	79	0	0	0	0
MANUFACTURER SUP'LY INTERNAC	31/12/2001		0	0	0	0	0	0	0	0	0	1,630	0	0	0	0
REDMAN PIPE AND SUPPLY	31/12/2001		0	0	0	0	0	0	0	0	0	5,758	0	0	0	0
SHEINER ELECTRIC MEXICO	31/12/2001		0	0	0	0	0	0	0	0	0	9	0	0	0	0
TROTTNER MCJUNKING SA DE CV	31/12/2001		0	0	0	0	0	0	0	0	0	-289	0	0	0	0
TUBERIAS Y VALLVULAS DEL NOR	31/12/2001		0	0	0	0	0	0	0	0	0	177	0	0	0	0
VALVULAS DE SEGURIDAD SA	31/12/2001		0	0	0	0	0	0	0	0	0	-48	0	0	0	0
PYPSA INTERNATIONAL LTD	31/12/2001		0	0	0	0	0	0	0	0	0	2,736	0	0	0	0
TECNINGENIERIA EN MANTO.	31/12/2001		1,630	0	0	0	0	0	0	0	0	0	0	0	0	0
GBL SERV ESPECIALIZADOS DE P	31/12/2001		263	0	0	0	0	0	0	0	0	0	0	0	0	0
GRI SERV DE PERSONAL	31/12/2001		1,464	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES DE SERVICIOS	31/12/2001		5,087	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			8,444	0	0	0	0	0	0	0	0	10,381	0	0	0	0

STOCK EXCHANGE CODE: PYP
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Final Printing
CONSOLIDATED

JUDGED INFORMATION

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
ANT DE CLIENTES, ACREEDORES	31/12/2001		14,764	0	0	0	0	0	0	0	0	326	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			14,764	0	0	0	0	0	0	0	0	326	0	0	0	0
			33,892	0	0	0	0	0	0	0	0	10,707	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	27	251	0	0	251
TOTAL	**27**	**251**			**251**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	1,109	10,169	0	0	10,169
TOTAL	**1,109**	**10,169**			**10,169**
NET BALANCE	**(1,082)**	**(9,918)**			**(9,918)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**522**	**4,790**	0	0	**4,790**
LIABILITIES POSITION	**1,168**	**10,707**			**10,707**
SHORT TERM LIABILITIES POSITION	1,168	10,707	0	0	10,707
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(646)**	**(5,917)**			**(5,917)**

NOTES

18/04/2002 12:43

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR: **2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	73,773	25,000	(48,773)	0.55	(270)
FEBRUARY	73,380	24,625	(48,755)	0.06	32
MARCH	74,979	28,653	(46,326)	0.63	(294)
APRIL	70,352	26,076	(44,276)	0.50	(223)
MAY	68,123	29,895	(38,228)	0.23	(87)
JUNE	66,489	32,725	(33,764)	0.24	(80)
JULY	72,741	34,918	(37,823)	0.26	96
AUGUST	73,450	46,179	(27,271)	0.59	(161)
SEPTEMBER	77,588	52,554	(25,034)	0.93	(232)
OCTOBER	76,054	52,950	(23,104)	0.45	(105)
NOVEMBER	69,723	56,732	(12,991)	0.38	(49)
DECEMBER	64,498	58,360	(6,138)	0.14	(8)
ACTUALIZATION:	0	0	0	0.00	225
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(1,156)**

18/04/2002 12:43

NOTES

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

JUDGED INFORMATION

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

18/04/2002 12:43

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
OFICINAS CENTRALES NAUCALPAN	PREST. SERV. P/DIFERENTES PROYECTOS	13,446	84
OFICINAS EN HOUSTON, TEXAS	PREST. SERV. PROF.DE INGENIERIA	648	84
OFICINAS EN CEMPOALA, VER.	PREST.SERV.DE CONSTRUCCION	3,240	100
OFICINA EN CACTUS, CHIAPAS	PREST.SERV.DE CONSTRUCCION	3,564	100
OFICINA EN SAMALAYUCA, CHIH.	PREST.SERV.DE CONSTRUCCION	972	100

18/04/2002 12:43

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA					

NOTES

18/04/2002 12:43

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: PYP
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ESTUDIOS DE CAMPO	549	342	549	342			
ESTUD FACTIBILIDAD	908	682	908	682			
INGENIERIA BASICA	4,312	1,103	4,312	1,103			
INGENIERIA DETALLE	34,999	7,617	34,999	7,617			
SUPERVISION DE OBRA	4,274	1,008	4,274	1,008			
ADMINISTRACION OBRA	14,533	72,457	14,533	72,457			
TOTAL		83,209		83,209			

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

CONSOLIDATED
Final Printing

FOREIGN SELLS

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
INGENIERIA DETALLE		0	403	251	E.U.A.		
TOTAL				251			

NOTES

18/04/2002 12:43

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000 — 422

Number of shares Outstanding at the Date of the NFEA: (Units) — 8,148,404

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	-40,161
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	7,913
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 440

Number of shares Outstanding at the Date of the NFEA: (Units) — 8,082,304

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	-40,161
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	7,913
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF DICIEMBRE OF 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR**2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	899,170			899,170	7,000	
B		0		6,963,134				54,163
B-1		0		220,000				220
TOTAL			**899,170**	**7,183,134**	**0**	**899,170**	**7,000**	**54,383**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
8,082,304
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 487,000
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B	922,100	26.36654	1.91000

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR**2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE. CORRESPONDING TO THE PERIOD FROM 1 **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** 2001 AND 2000 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. GUILLERMO BARNETCHE DAVISON
DIRECTOR GENERAL

C.P. PUDENCIANO RIVAS BALLINAS
CONTRALOR

NAUCALPAN DE JUAREZ, MEX, AT APRIL 18 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / PAPEL COMERCIAL

CLAVE DE COTIZACION: PYP FECHA: 18/04/200: 12:43

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69 AUTOMATICO: X
E-MAIL:	gppyp2@prodigy.net.mx.
DIRECCION DE INTERNET	www.pypsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GPP860428P10
DOMICILIO FISCAL:	BLVD MANUEL AVILA CAMACHO NO. 40 - 802-816 Y 9 PISO
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX

RESPONSABLE DE PAGO

NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD MANUEL AVILA CAMACHO NO. 40 DESP 802, 816 Y 9° F
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX
TELEFONO:	53-28-95-00 Y 53-28-95-62
FAX:	53-95-48-65

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX

CLAVE DE COTIZACION: PYP **FECHA:** 18/04/200: 12:43

TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	C.P. JAVIER GUTIERREZ BONILLA
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E.-MAIL:	gppyp2@ prodigy.net.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	5339
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	CONTRALOR
NOMBRE:	C.P. PUDENCIANO RIVAS BALLINAS
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-67
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	C.P. JAVIER GUTIERREZ BONILLA
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. MONICA MARTINEZ LOPEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9

CLAVE DE COTIZACION: PYP FECHA: 18/04/200: 12:43

COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX
TELEFONO: 53-28-95-00 Y 53-28-95-79
FAX: 53-95-89-69
E-MAIL: gppyp2@prodigy.net.mx.

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: NO TIENE
NOMBRE: LIC. LUIS ROBERTO OLEA HERNANDEZ
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX
TELEFONO: 53-28-95-00 Y 53-95-79-68
FAX: 53-95-89-69
E-MAIL: gppyp2@prodigy.net.mx.

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX
TELEFONO: 53-95-48-65 Y 53-28-95-62
FAX: 53-95-48-65
E-MAIL: barnetch@prodigy.net.mx.

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX
TELEFONO: 53-95-48-65 Y 53-28-95-62
FAX: 53-95-48-65
E-MAIL: barnetch@prodigy.net.mx.

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX
TELEFONO: 53-95-48-65 Y 53-28-95-62
FAX: 53-95-48-65
E-MAIL: barnetch@prodigy.net.mx.

BOLSA MEXICANA DE VALORES, S.A. DE
SIFIC / ICS

CLAVE DE COTIZACION: PYP — FECHA : 18/04/2002 12:44

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO : **PRESIDENTE(S)**

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : ING. GUILLERMO BARNETCHE DAVISON

CARGO : **VICEPRESIDENTE(S)**

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : VAC. VACANTE VACANTE VACANTE

CARGO : **TESORERO(S)**

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : VAC. VACANTE VACANTE VACANTE

CARGO : **ADMINISTRADOR(ES)**

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : VAC VACANTE VACANTE VACANTE

CARGO : **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : SR WINSTON J. CHURCHILL

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : C.P. JAIME DOMINGUEZ OROZCO

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : SR. JAMES DUNLAP

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : C.P JAVIER GUTIERREZ BONILLA

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : LIC EDUARDO RAMOS DE LA CAJIGA

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : SR IRVINH H VONZELOWITZ

CARGO : **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : SR. GLENN BAUGUSS

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : ING. REMIGIO DELFIN GARCIA

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : SR. ROBERT MACMILLAN

CLAVE DE COTIZACION: PYP **FECHA : 18/04/2002** 12:44

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : LIC ROBERTO OLEA HERNANDEZ

CARGO : COMISARIO(S) PROPIETARIO(S)

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : C.P. ALBERTO DEL CASTILLO VELAZCO

CARGO : COMISARIO(S) SUPLENTE(S)

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : C.P. PUDENCIANO RIVAS BALLINAS

CARGO : SECRETARIO(S) PROPIETARIO(S)

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : VAC. VACANTE VACANTE VACANTE

CARGO : SECRETARIO(S) SUPLENTE(S)

VIGENCIA DEL : 19/04/2001 AL : 31/12/2001
NOMBRE : LIC. ROBERTO OLEA HERNANDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: PYP

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

(Millones de Pesos)

TRIMESTRE: 4 AÑO 2001

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	113	124	0	0	113	124	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	44	68	0	0	44	68	0	0	0	0	0	0
s03	LARGO PLAZO	2	3	0	0	2	3	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	0	0	0	0	0	0	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	17	18	0	0	17	18	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	45	44	0	0	45	44	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	28	26	0	0	28	26	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	50	35	0	0	50	35	0	0	0	0	0	0
s10	PASIVO TOTAL	49	28	0	0	49	28	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	49	28	0	0	49	28	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	0	0	0	0	0	0	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	0	0	0	0	0	0	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	64	96	0	0	64	96	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	68	98	0	0	68	98	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	244	227	0	0	244	227	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	-176	-129	0	0	-176	-129	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	-9	-51	0	0	-9	-51	0	0	0	0	0	0

SECTOR 1: INGENIERIA
SECTOR 2:
SECTOR 3:

18/04/2002 12:44

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: PYP

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

(Millones de Pesos)

TRIMESTRE: 4 AÑO 2001

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	84	114	0	0	84	114	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	-40	-4	0	0	-40	-4	0	0	0	0	0	0
r05	GASTOS DE OPERACION	20	19	0	0	20	19	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	-60	-23	0	0	-60	-23	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	2	-12	0	0	2	-12	0	0	0	0	0	0
r08	INTERESES PAGADOS	1	2	0	0	1	2	0	0	0	0	0	0
r09	INTERESES GANADOS	0	-5	0	0	0	-5	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	1	1	0	0	1	1	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	-1	0	0	0	-1	0	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	-61	-11	0	0	-61	-11	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	-11	-3	0	0	-11	-3	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	-50	-8	0	0	-50	-8	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0	0	0	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	-50	-8	0	0	-50	-8	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-50	-8	0	0	-50	-8	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	-50	-8	0	0	-50	-8	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	-3	-2	0	0	-3	-2	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	-47	-6	0	0	-47	-6	0	0	0	0	0	0

SECTOR 1: ____________________

SECTOR 2: ____________________

SECTOR 3: ____________________

18/04/2002 12:44

CLAVE DE COTIZACIÓN PYP

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.	Año Act	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.
s01	ACTIVO TOTAL	113	124	0	-12	113	126	0	1	0	0	0	0
s02	ACTIVO CIRCULANTE	44	68	-14	-8	58	74	0	1	0	0	0	0
s03	LARGO PLAZO	2	3	0	0	2	3	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	0	0	14	-4	-14	-4	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	17	18	0	0	17	18	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	45	44	0	0	45	44	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	28	26	0	0	28	26	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	50	35	0	0	50	35	0	0	0	0	0	0
s10	PASIVO TOTAL	49	28	-17	-10	45	28	21	10	0	0	0	0
s11	PASIVO CIRCULANTE	49	28	-17	-10	45	28	21	10	0	0	0	0
s12	PASIVO A LARGO PLAZO	0	0	0	0	0	0	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	0	0	0	0	0	0	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	64	96	-4	-2	68	96	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	68	98	21	-9	68	98	-21	-9	0	0	0	0
s16	CAPITAL CONTRIBUIDO	244	227	0	0	244	227	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	-176	-129	21	-9	-176	-129	-21	-9	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	-9	-51	0	0	-9	-51	0	0	0	0	0	0

PAIS 1: MEXICO
PAIS 2: ESTADOS UNIDOS
PAIS 3:

18/04/2002 12:44

CLAVE DE COTIZACIÓNPYP

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act	**Año Ant.**	Año Act.	Año Ant.	Año Act	**Año Ant.**	Año Act	Año Ant.	**Año Act.**	**Año Ant.**	Año Act	**Año Ant.**
r01	VENTAS NETAS	84	114	0	0	84	110	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	-40	-4	0	0	-30	5	-10	-9	0	0	0	0
r05	GASTOS DE OPERACION	20	19	0	0	17	14	3	5	0	0	0	0
r06	RESULTADO DE OPERACION	-60	-23	0	0	-47	-9	-13	-14	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	2	-1	0	0	2	-7	0	6	0	0	0	0
r08	INTERESES PAGADOS	1	2	0	0	1	2	0	0	0	0	0	0
r09	INTERESES GANADOS	0	-5	0	0	0	-1	0	-4	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	1	1	0	0	1	1	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	-1	0	0	0	-1	0	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	-61	-22	0	0	-48	-2	-13	-20	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	-11	-3	0	0	-11	-3	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	-50	-19	0	0	-37	1	-13	-20	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	-10	-7	10	7	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	-50	-19	10	7	-47	-6	-13	-20	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-50	-19	10	7	-47	-6	-13	-20	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	-11	0	-11	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	-50	-8	10	18	-47	-6	-13	-20	0	0	0	0
r22	PARTICIPACION MINORITARIA	-3	-2	-3	-2	0	0	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	-47	-6	13	20	-47	-6	-13	-20	0	0	0	0

PAIS 1: MEXICO
PAIS 2: ESTADOS UNIDOS
PAIS 3:

18/04/2002 12:44